May 26, 2016

Mr. Ethan Horowitz
Branch Chief
Office of Natural Resources
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    The Hershey Company
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 10-Q for Fiscal Quarter Ended April 3, 2016
Filed April 29, 2016
Response Letter Dated May 4, 2016
File No. 001-00183

Dear Mr. Horowitz:

Thank you for your letter, dated May 17, 2016, setting forth the comment of the staff of the Securities and Exchange Commission (the “Staff”) on The Hershey Company’s (“Hershey” or the “Company”) Form 10-Q for the fiscal quarter ended April 3, 2016 (“Form 10-Q”). We have reviewed the Staff’s comment and have set forth our response below. For ease of reference, the text of the comment is reproduced immediately preceding our response.

Form 10-Q for Fiscal Quarter Ended April 3, 2016
Note 2. Business Acquisitions and Divestitures, page 9
Shanghai Golden Monkey (“SGM”)

1.
You have disclosed that you acquired 80% of the outstanding shares of SGM on September 26, 2014 and contractually agreed to purchase the remaining 20% outstanding on the one year anniversary of the acquisition date. We note you recorded a liability representing the fair value of the future payment, as opposed to recording a non-controlling interest to represent the 20% ownership interest outstanding upon consolidation. Furthermore, we note you revised the liability throughout fiscal year 2015 to reflect changes in fair value, and finally reduced the liability to $36 million according to the new agreement finalized in the fourth quarter of fiscal year 2015. Upon payment to acquire the remaining 20%, you recognized an “extinguishment gain of $26,650” in the fiscal quarter ended April 3, 2016. Please provide us with an analysis to support your accounting treatment of the 20% outstanding interest upon initial acquisition of SGM as well as the subsequent accounting for changes in fair value and gain recognition throughout fiscal year 2015 and upon payment in the first quarter of fiscal year 2016. As part of your response, tell us how you considered FASB ASC 810-10-45-15 through 17 regarding non-controlling interest and FASB ASC 810-10-45-23 regarding changes in a parent’s ownership interest that do not result in a change in control of the subsidiary.

Response

On December 13, 2013, Hershey, through its Hershey Netherlands subsidiary (a USD-functional currency entity), entered into a Share Purchase Agreement to acquire all of the outstanding shares of SGM. The agreement specified that the consideration to be transferred of RMB 3,021,000,000, representing enterprise value of RMB 3,543,172,000 less net debt of RMB 522,172,000, was to be paid as follows:

•	RMB 2,416,800,000 paid at first closing for 80% of shares

•	RMB 604,200,000 paid at second closing (one-year from first closing) for the remaining 20% of shares (Second Tranche payment)

We acquired the initial 80% on September 26, 2014 and consulted the accounting guidance to determine whether the 20% retained by the SGM shareholders should be reported as a non-controlling interest, within equity, or as a liability. The following guidance within FASB ASC 480-10, Distinguishing Liabilities from Equity, was reviewed and determined to be consistent with our facts and circumstances:

Majority Owner's Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Instrument Indexed to the Non-controlling Interest in that Subsidiary

55-53 A controlling majority owner (parent) holds 80 percent of a subsidiary's equity shares. The remaining 20 percent (the non-controlling interest) is owned by an unrelated entity (the non-controlling interest holder). Simultaneous with the acquisition of the non-controlling interest, the non-controlling interest holder and the parent enter into a derivative instrument that is indexed to the subsidiary's equity shares. The terms of the derivative instrument may be any of the following:

a.	The parent has a fixed-price forward contract to buy the other 20 percent at a stated future date. (Derivative 1)

[Items b and c are not presented as they were not consistent with our fact pattern.]

55-54 If the terms correspond with Derivative 1, the forward purchase contract that requires physical settlement by repurchase of a fixed number of shares (the non-controlling interest) in exchange for cash is recognized as a liability, initially measured at the present value of the contract amount; the non-controlling interest is correspondingly reduced. Subsequently, accrual to the contract amount and any amounts paid or to be paid to holders of those contracts are reflected as interest cost. In effect, the parent accounts for the transaction as a financing of the non-controlling interest and, consequently, consolidates 100 percent of the subsidiary.

Therefore, in accordance with ASC 480-10-55-53 to 54, we concluded that the 20% outstanding interest represented a fixed-price forward contract. Because the forward contract was included within the share purchase agreement and was not considered legally detachable or separately exercisable, we concluded it was an embedded forward contract, representing an obligation of the buyer (Hershey) to mandatorily redeem the non-controlling interest for cash at a stated future date. As a result, the non-controlling interest was deemed to be a mandatorily redeemable financial instrument and recognized as a liability within the scope of ASC 480-10-30-1 and initially measured at fair value, as the difference between fair value and present value was insignificant.

As noted in ASC 810-10-45-17, a financial interest issued by a subsidiary that is classified as a liability in the subsidiary’s financial statements based on the guidance in other Subtopics is not a non-controlling interest because it is not an ownership interest. Because we concluded that liability accounting was appropriate for the 20% outstanding interest per the guidance within ASC 480, the guidance within FASB ASC 810-10-45-15 through 16 requiring equity presentation as a non-controlling interest did not apply. Additionally, since we did not report the non-controlling interest within equity, the guidance within FASB ASC 810-10-45-23 regarding changes in the parent’s ownership interest also did not apply. By classifying the amount initially as a liability, we have treated the acquisition as if we owned 100% at the date of the initial close, while financing the payment for the remaining 20% outstanding interest.

The following roll-forward schedule is provided in order to facilitate our discussion regarding the accounting for the liability for the 20% outstanding interest upon initial acquisition, as well as the subsequent accounting throughout fiscal year 2015 and upon payment in the first quarter of fiscal 2016. Explanations of the adjustments made throughout this period follow after the schedule.

	USD 000's
Fair value of liability record in September 2014	$100,067	(A)
Negotiated working capital/net debt adjustment	(22,333)	(B)
Interest accretion/foreign currency translation/dividend adjustments	(919)	(B)
Balance at April 5, 2015 (end of first quarter)	76,815
Foreign currency translation	(4,790)	(B)
Balance at December 31, 2015	72,025
Foreign currency remeasurement	(1,436)	(B)
Cash paid for 20% of shares	(35,762)	(C)
Transfer of Yudong warehouse to seller	(8,177)	(C)
Q1 2016 - Remaining liability balance - non-cash extinguishment	$26,650

Explanations to the schedule above:

(A)
The contractual amount to be paid for the remaining 20% of the shares of RMB 604,200,000 was $95.9 million, as converted to USD using the one-year forward foreign exchange rate of 6.30 RMB/USD. The Share Purchase Agreement also stipulated that the SGM selling shareholders were entitled to dividends on the 20% of the shares they held based upon a portion of the distributable net profits of SGM for the period that these shares remained outstanding (from the date of initial acquisition to the expected date of the second closing). The payment to be made for the remaining 20% of the shares, as well as the estimated payments to be made for dividends, were discounted using an estimate of the Company’s one-year borrowing rate, in order to determine the present value. The resulting present value of $100.1 million, which was recorded upon the initial acquisition in September 2014, was considered an approximation of the fair value of the liability.

(B)
On March 31, 2015, in connection with negotiations for the working capital and net debt adjustments as required per the original share purchase agreement, the Company entered into a Settlement Agreement with the SGM shareholders, whereby it was agreed that the purchase price for the second tranche payment be reduced by RMB 139,600,000, or $22.3 million using the current RMB/USD exchange rate of 6.25, as settlement for certain amounts that were due to Hershey under the agreement. At this time, we also reduced the estimate of dividends to be paid for 2014 and 2015, based on SGM’s lower level of earnings. These adjustments, along with foreign currency remeasurement and other minor true-ups, reduced the fair value of the liability to $76.8 million at the end of the first quarter of 2015.

In subsequent quarters of 2015, the only activity was the remeasurement of the RMB liability on the books of Hershey Netherlands based on current RMB/USD exchange rates, resulting in additional adjustments of $4.8 million through December 31, 2015, reducing the fair value of the liability to $72.0 million at December 31, 2015.

(C)
On the basis of ongoing negotiations with the SGM shareholders, the Company entered into a new Share Purchase Agreement on December 15, 2015, which reduced the cash purchase price for the remaining 20% of the outstanding shares to RMB 235,307,795 (converted to $35.8 million using the current RMB/USD exchange rate of 6.58). In addition, in a Miscellaneous Agreement entered into on the same date, it was agreed that the SGM selling shareholders would retain a warehouse in Yudong, that had originally been committed as part of the initial acquisition, as partial settlement for the liability. The liability was reduced by the net book value of the Yudong warehouse (approximately $8.2 million), which was deemed to be a reasonable approximation of fair value. After adjusting the recorded liability for these amounts, the remaining balance of $26.7 million was adjusted as an extinguishment gain.

In evaluating the accounting for the reduction in the purchase price for the remaining 20% interest, and the timing of the related extinguishment gain, we consulted the guidance in paragraph 405-20-40 of ASC 405, Liabilities, which sets forth the following threshold for extinguishing a liability:

40-1 A debtor shall derecognize a liability if and only if it has been extinguished. A liability has been extinguished if either of the following conditions is met:

a.	The debtor pays the creditor and is relieved of its obligation for the liability. Paying the creditor includes the following:

1.	Delivery of cash

2.	Delivery of other financial assets

3.	Delivery of goods or services

4.	Reacquisition by the debtor of its outstanding debt securities whether the securities are cancelled or held as so-called treasury bonds.

b.
The debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor. For purposes of applying this Subtopic, a sale and related assumption effectively accomplish a legal release if nonrecourse debt (such as certain mortgage loans) is assumed by a third party in conjunction with the sale of an asset that serves as sole collateral for that debt.

On the basis of this guidance, we concluded that we had not met the extinguishment threshold as of December 31, 2015, as none of the above criteria had been met. Therefore, the extinguishment gain was recognized in the first quarter of 2016, at which time cash was delivered to the selling shareholders for the remaining 20% interest and the Company was deemed to be legally released from the liability.

* * *

In connection with this response letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information or have any questions please call me at (717) 534-7586.

Sincerely,

/s/ Patricia A. Little
Patricia A. Little Senior Vice President and Chief Financial Officer

cc:	Javier Idrovo, VP, Chief Accounting Officer, The Hershey Company
Leslie Turner, SVP, General Counsel & Secretary, The Hershey Company
Charles Davis, Chairman, The Hershey Company Audit Committee
Melissa Taylor, KPMG LLP

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